

santé



Let us eat to live, and live longer to Eat



Sante is:

A 6000sqft Restaurant in North Scottsdale with capacity for over 175 seated guests

COFFEE
COFFEE
ESPRESSO
MACCHIATO
CAPPUCCINO
FLAT WHITE
MATCHA LATTE
CHAI LATTE
RISHI TEA
SMOOTHIES
MANGO TANGO
COCO MONKEY
SIP OF SUMMER
BLUE PROTEIN

A Cafe and Marketplace

Featuring Purity Coffee, Rishi Tea, GF Pastries, Cold pressed Juice, wraps, salads and supplements


MURRAY RIVER SALT
SALT FLAKES
Naturally pink
RISHI
TEA & BOTANICALS
ENGLISH BREAKFAST
JASMINE
BLUEBERRY HIBISCUS
The Beginning




COFFEE
COFFEE
ESPRESSO
MACCHIATO
CAPPUCCINO
FLAT WHITE
CHAI LATTE
RISHI TEA
SMOOTHI
MANGO TANGO
SIP OF SUMMER







A Private Dining/Event Space with a Covered outdoor dining area

S onal gant


Pastry & Fruit board


Shishito Cornbread


Sweet Potato Waffle


Vegan Lasagna

Introducing the Founding Partners



Nico Doniele



Nick Neuman

Meet Nico Doniele

This journey led to the creation of a concept designed to combine healthy eating with an emphasis on Organic and Regenerative farming and to include gluten free, vegetarian and vegan options as a *feature*, not an *afterthought* of the menu.

Nico has been around the restaurant industry her entire life. The daughter of an award-winning executive chef, Before she knew it, she was working in restaurants in Scottsdale, tending bars, serving tables, and being a part of restaurants' opening teams for countless years. Now, she's marrying her love of the restaurant industry with the passion she has for food health and health education.

Through her travel through Central America and living/working abroad and in Italy and France, Nico expanded her knowledge for the celebration of local ingredients and how they were used through each season to heal and nourish the body.

Over 20 years ago, Nico began learning about the power of alternative healing, energy, meditation, and mindfulness when she studied Chinese Bodywork and Therapies at Southwest Institute for Healing Arts, & In the last five years, she has focused on meditation, personal growth, coaching, and nutrition, and received her Health Coaching certification from The Institute for Integrative Nutrition & Stanford University Nutrition Science and 300 H of Yoga teacher training @ Modo Yoga International.

Through struggles of her own with gut health issues, she found it difficult to find places where she could eat and celebrate food with her friends. Furthermore, being a change maker she found it difficult to find CONSCIOUS places to eat where all things were thought about.

By creating the concept Santé, it is her mission that eating out with diet restriction frustrations are a thing of the past and acknowledging that the choices WE make for our planet, are the future.

Meet Nick Neuman

As a restaurant owner and fine dining expert, Nick brings with him extensive professional experience of 28 years in the industry.

Nick has a strong belief that serving food is not just providing fuel for the body but an experience for the mind, heart, and soul.

He strives to create fine dining experiences for all where people can enjoy with friends, family, and the ones they love.

With Santé, Nick wanted to go all out with his passion for creating innovative culinary experiences and with a focus on taking care of our planet too.

He desires that people have a holistic understanding of the food they put in their bodies. He wants them to learn nutritional ways how to improve their body and mind from the inside out.

As a restaurant owner and fine dining expert, he brings with him extensive professional experience of almost 28 years and still growing.

Throughout college and beyond years he worked in every level of various restaurants and gained expertise and a unique perspective on front-of-house operations.

Using his extensive skills in leadership, restaurant operations and hospitality Nick has successfully launched and successfully operated EVO, a staple restaurant in the old town of Scottsdale.

With a passion for travel, he loves to discover and explore more of the world around him. He strives to understand the diverse cultures, traditions, and heritage of the rich-historic places of the world.

Filled with people of different tastes, personalities, traits, behaviors, and qualities, he sees the world as a canvas to be painted with the experiential ideas of food and hospitality.

What our guests have to say

Comments:

The food was amazing. Fantastic experience and highly recommend.

No where else in Phoenix / Scottsdale will you find this level of exceptional and organic dining. Very excited to go back again and again!!

Service was great and it was a fun upscale atmosphere. Will definitely return!



69%

31%

Checks off all the boxes. Love this place!

This is our favorite special date night and celebration place.

Amazing on beyond and the friendliest staff. Food was absolutely to die for from the cocktail menu to the appetizers to the main course everything was impressively fresh organic sustainably grown. I can't wait till I get to go back!

Sa...

Yelp Review

Ye...

Very very delicious food

Just go!

abeled organic, vegan, vegetarian and gluten

upscale

ing location.

Sante is located in North Scottsdale surrounded by..

Scottsdale Quarter



Luxury Condominiums



The Westin Kierland





50TH ANNIVERSARY Barrett-Jackson THE WORLD'S GREATEST COLLECTOR CAR AUCTIONS EST. 1971

Blocks Away

THE GREATEST SHOW ON GRASS | FEBRUARY 7-13, 2022

Waste Management Open



1947 Cactus League AZ

Spring Training



TAM (Total Addressable Market) Examined

Location		Direction Requests
85260	← Population 46,000	138
85254	← Population 47,500	118
85255	← Population 43,250	59
85251	← Population 34,400	56
85258	← Population 43,250	40
85054		34
85016		32
85253		32
85032		32
85018		28
85050		24
85331		20
85298		19

Top 5 surrounding Neighborhoods 214,400

Average Adjusted Gross Income

$100960



Ranch
Preserve
Rio Verde
Troon Village
Pinnacle Peak Country Club Estates
McDowell Mountain Regional Park
Basking
McDowell Mountain Ranch
Fort McD
Mayflower Terrace
NORTH MOUNTAIN
Fountain Hills
Vista del Cerro
Sunnyslope
Andalusia
McCormick Ranch
Paradise Valley
CAMELBACK EAST
Scottsdale
ENCANTO
Salt River
Lehi
Rancho de
Apache Wells

Sant solution to a Market problem

We are leaning in to a vacancy in the market for a beautiful, elegant restaurant with elevated dining that delivers a superior guest experience where options for clean eating, dietary restrictions and food allergies are a feature of the menu, not an afterthought.

Consumers are opting for healthier options where they can find them – and they're willing to pay a premium for more exciting healthy options that align with greater health care ambitions, and that go beyond traditional fruits and vegetables. The industry is set to see <u>a market size growth of $129 billion between 2020 and 2024.</u>



https://www.researchandmarkets.com/reports/5140967

Global Market for Health and Wellness Foods

Market forecast to grow at CAGR of 6%

USD 733.1 Billion — 2020

USD 1,000 Billion — 2026

Our Customer

Consumers in the Millennial generation (51%) are the ones who are most likely to seek healthy food choices while shopping for food.



Millennials make up 24% of the Phoenix Population

Adults aged 45-65 are increasingly interested in healthy food options.



400k neighborhood residents within a 3 mile radius.

Total TAM (Total Addressable Market) exceeds 1 million target market in the immediate surrounding area.



Market share of $90 Million dollars

Despite challenges revenue was $1,000,000 in first five months



Monthly Net Sales 2022

Monthly Net Sales

$0.00 — $100,000.00 — $200,000.00 — $300,000.00

January, February, March, April, May, June, July, August, September, October, November, December

2022

Learning opportunities from '22

- Lack of staffing led to poor execution during peak periods.
- Management team was inexperienced
- Menu was difficult to execute
- Poor reviews led to guest count decline
- Marketing plan under development

What is the baseline potential?

"Best month" of 2022 saw 4,052 guests with net revenue of $226,604

- 4052 Guests
- Capacity of 8,230 Guests
- PPA $54.58
- Net Revenue $221,158
- Capacity Net Revenue $449,193



Sat. Feb 19, 2022
Net Sales $21,817
Orders 147
Guests 450
01 Mar
01 Apr

Guest Count x PPA Potential

2023	Count	Covers	PPA	Annual Sales
Week Days	208	200	$50.00	$2,080,000.00
Friday	52	250	$50.00	$650,000.00
Saturday	52	450	$50.00	$1,170,000.00
Sunday	53	450	$50.00	$1,192,500.00
				$5,092,500.00

Marketing – How will we reach our Demo

- *Media* – Our PR firm continuously pitches ideas to their lists of contacts in the local media. In 2023 we will extend our contract to attract National attention to become a "Destination Restaurant" for visitors to the area.

- *Advertising Budget* – With added operating capital we will leverage the Google Ads network to run several campaigns targeting keywords, zip codes, competitors, events and include retargeting and Geo Fencing.

- We will continue to improve our *website* with new landing pages and time-sensitive calls to action to influence conversion of new traffic to seated guests.

- We will continue to utilize our full-time *event coordinator* to conduct outreach to business complexes, large apartment and condominium complexes as well as target market businesses such as yoga studios, gyms, & other lifestyle specific activity centers.

- We will participate as a *pop-up* in many valley festivals such as the Phoenix "Best Of" which hosts thousands of local visitors

- We will host *tastings* for industry professionals such as Event planners, wedding industry professionals and local concierges from local resorts.

Conservative Financial Projections

Year 1

- Year End 2022 – $2.5mil

Year 2 – 30% YOY Increase

- Year End 2023 – $3.25mil

Year 3 – 20% YOY Increase

- Year End 2024 – $4mil

Year 4 – 20% YOY Increase

- Year End 2025 – $4.8mil

Year 5 – 20% YOY Increase

- Year End 2026 – $5.7mil



5 year Revenue Projections

In Millions

Ancillary Revenue Verticals

- Takeout and Delivery – $75,000yr
- Grab and Gourmet Sales – $50,000yr*
  - Y1-Y2 with expansion slated Y3 to additional property
- Satellite Merchandising of cold pressed juices – $25,000yr
- Catering and off-site events – $25,000yr

Not depicted in income projections

Expense Model Overview – How we establish 10% EBITDA

Labor	30%
COGS	35%
Fixed Costs	15%
Variable Costs	5%
Loan Repayment	5%
Total	90%



santé

Let us eat to live, and live longer to Eat